Analog Devices, Inc.
One Technology Way
Norwood, Massachusetts 02062-9106

April 4, 2014

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Analog Devices, Inc.
Form 10-K for the Fiscal Year Ended November 2, 2013
Filed November 26, 2013
File No. 001-07819

Dear Mr. Cascio:

Enclosed please find our responses to the comments regarding the above-referenced filing provided by you in a letter to us dated March 28, 2014. We have always taken our public filings seriously and we appreciate the time the staff has taken on this review.

All responses set forth below are keyed to the sequential numbering of your comments and to the headings used in your letter. Your comments are in bold and our responses are in regular type.

Form 10-K for the Fiscal Year Ended November 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 26

Provision for Income Taxes, page 31

1.
We note the significance of the benefit from foreign income taxed at other than U.S. rates as disclosed in the income tax rate reconciliation on page 75. We also note the significant difference between the U.S. statutory rate and your foreign effective tax rate. In light of the significant impact of lower taxes on foreign earnings to your operating results, in future filings please explain the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. In that regard, please disclose the foreign effective tax rate, with accompanying description of the primary jurisdictions where your foreign income is earned for tax purposes and the statutory rates and incentives in those jurisdictions. It appears that separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Mr. Brian Cascio
April 4, 2014

Response

In response to this comment, the Company will revise its disclosures in future filings.

Item 8. Financial Statements

Note 4. Industry, Segment and Geographic Information, page 65

1.
You disclose that you have one reportable segment based on an aggregation of five operating segments. Please tell us and in future filings disclose how you have applied the guidance from FASB ASC 280-10-50-11 in concluding that it is appropriate to aggregate the five operating segments for financial statement purposes.

Response

The Company believes that the aggregation of its five operating segments is consistent with the objective and basic principles of ASC 280, including the criteria noted in ASC 280-10-50-11.

The Company’s business is the design, manufacture and marketing of a broad line of high-performance integrated circuits (ICs). The Company’s product portfolio includes both general-purpose products used by a broad range of customers for use in a wide range of applications, as well as application-specific products designed for specific customers. All of the Company’s IC components are manufactured both at our production facilities and by third-party wafer fabricators using proprietary processes in a sequence of semiconductor production steps. These ICs are sold globally through a direct sales force, third-party distributors and independent sales representatives and via the Company’s website, and are supported by field application engineers who aid customers in incorporating the Company’s products into the customers’ products.

Each of the Company’s operating segments has similar economic characteristics, performance measures and competitive, operating and financial risks. Each segment has similar long-term business models. Specifically, each operating segment model reflects a long-term gross margin which approximates the Company’s consolidated gross margin. The causes for variation in operating and financial performance are the same among the Company's operating segments and include factors such as (i) life cycle and price and cost fluctuations, (ii) number of competitors, (iii) product differentiation and (iv) size of market opportunity.

Additionally, each of the Company’s operating segments are similar in the following areas outlined in ASC 280-10-50-11:

•
Nature of product and services: The primary source of revenue for each operating segment is the sale of ICs. The Company's revenues for all operating segments have similar degrees of risk, including rapid technological changes, competitive pricing

Mr. Brian Cascio
April 4, 2014

pressures and the overall cyclical nature of the semiconductor industry, as identified in the Company’s risk factors.

•
Nature of production processes: The ICs sold by each of the Company's operating segments are manufactured using similar raw materials and semiconductor manufacturing processes which are conducted in either the Company’s own production facilities or by third-party wafer fabricators. Raw materials used to manufacture these devices include silicon wafers, processing chemicals, precious metals and ceramic and plastic used for packaging. Semiconductor production steps include wafer fabrication, wafer testing, cutting the wafer into individual “chips,” or dice, assembly of the dice into packages and electrical testing of devices in final packaged form. The Company does not segregate its manufacturing production lines by operating segment. All of the Company's manufacturing facilities, including equipment, composition of employees, and materials and tools required for production are similar for each operating segment.

•
The type or class of customer for products and services: The Company sells its products to tens of thousands of customers worldwide. Many of these customers use products spanning all our operating segments in a wide range of applications.

•
The methods used to distribute products: The ICs marketed by each of the Company's operating segments are sold globally through a direct sales force, third-party distributors and independent sales representatives and via our website to the same types of customers. The Company does not segregate product distribution by operating segment, and many of our distributors and sales representatives market and sell products from all of our operating segments. Our sales employees act as a pool of resources to support all of our operating segments. Sales strategies are consistent across regions, geographies and operating segments.

Based on the above, the Company believes that the aggregation of its five operating segments is consistent with the objective and basic principles of ASC 280 including the criteria noted in ASC 280-10-50-11.

The Company will revise its future filings as follows to include clarification of how the Company has applied the guidance from FASB ASC 280-10-50-11 in concluding that it is appropriate to aggregate its five operating segments for financial statement purposes.

The Company operates and tracks its results in one reportable segment based upon the aggregation of five operating segments. The Company designs, develops, manufactures and markets a broad range of integrated circuits (IC’s). The Chief Executive Officer has been identified as the Chief Operating Decision Maker. The Company has determined that all of the Company's operating segments share the following similar economic characteristics and therefore meet the criteria established for operating segments to be aggregated into one reportable segment:

◦	The primary source of revenue for each operating segment is the sale of integrated circuits.

◦	The integrated circuits sold by each of the Company's operating segments are manufactured using similar semiconductor manufacturing processes and raw

Mr. Brian Cascio
April 4, 2014

materials in either the Company’s own production facilities or by third-party wafer fabricators using proprietary processes.

◦	The Company sells its products to tens of thousands of customers worldwide. Many of these customers use products spanning all operating segments in a wide range of applications.

◦
The integrated circuits marketed by each of the Company's operating segments are sold globally through a direct sales force, third-party distributors and independent sales representatives and via our website to the same types of customers.

All of the Company's operating segments share a similar long-term financial model as they have similar economic characteristics. The causes for variation in operating and financial performance are the same among the Company's operating segments and include factors such as (i) life cycle and price and cost fluctuations, (ii) number of competitors, (iii) product differentiation and (iv) size of market opportunity. Additionally, each operating segment is subject to the overall cyclical nature of the semiconductor industry. The number and composition of employees and the amounts and types of tools and materials required for production are similar for each operating segment.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (781) 329-4700 to arrange such a call.

Sincerely,

/s/ David A. Zinsner
David A. Zinsner
Vice President, Finance and
Chief Financial Officer